UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-53298

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MYOS CORPORATION

Full Name of Registrant

Former Name if Applicable

45 Horsehill Road, Suite 106

Address of Principal Executive Office (Street and Number)

Cedar Knolls, NJ 07927

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

MYOS Corporation (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “Quarterly Report”) by the November 14, 2012 filing date applicable to smaller reporting companies due to undue hardship experienced by the Registrant and its personnel as a result of Hurricane Sandy during the filing preparation period. The Registrant anticipates that it will file the Quarterly Report no later than November 21, 2012, the extended due date set forth in the Securities and Exchange Commission release dated November 14, 2012.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew J. Einhorn	(973)	509-0444
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2012, the Registrant generated revenues of $365,934 compared to revenues of $55,841 for the three months ended September 30, 2011, the period in which the Registrant first began selling MYO-T12.  The increase in revenues during the three months ended September 30, 2012 includes $344,959 of sales to the Registrant’s exclusive distributor with whom the Registrant did not have a relationship during 2011.  Gross profit for the three months ended September 30, 2012 was $11,344 compared to $29,831 for the three months ended September 30, 2011.  The decrease in gross profit reflects a lower net selling price per unit, and a higher cost of inventory sold in the three months ended September 30, 2012 versus the same period in 2011.  General and administrative expenses for the three months ended September 30, 2012 of $1,058,968, were $346,193 lower than the $1,405,161 for the three months ended September 30, 2011 mostly due to lower consulting and director compensation expenses during 2012.  During the three months ended September 30, 2012 the Registrant recognized a gain of $229,591 due to the change in the fair value of outstanding warrants, compared to a gain of $3,270,821 during the three months ended September 30, 2011.  The Registrant incurred a net loss of $812,578 for the three months ended September 30, 2012 compared to net income of $1,857,833 for the three months ended September 30, 2011 with such difference mostly attributable to the effects of the change in fair value of outstanding warrants in the respective periods.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Registrant’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”,  “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Registrant’s management and are subject to significant risks and uncertainties, including those detailed in the Registrant’s filings with the Securities and Exchange Commission.  Actual results may differ significantly from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Registrant’s control).  The Registrant disclaims any duty to update such forward-looking statements.

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MYOS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Andrew J. Einhorn
Name: Andrew J. Einhorn
Title: Chief Financial Officer

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